September 30, 1997

Food Technology Service, Inc.
502 Prairie Mine Road
Mulberry
Florida, 33860
U.S.A.

Attention:  Mr. Pete Ellis/President, CEO

RE: Conversion of MDS Nordion's ("Nordion") Indebtedness of Food Technology Service, Inc. ("FTSI")

Dear Sir:

As you know, Nordion is committed to food irradiation and has provided support to ensure the ongoing success of FTSI. We have provided marketing assistance, technical advice and expertise generally. We wish to extend our involvement with FTSI and by this letter, request conversion of outstanding interest into equity.

Reference is made to the Letter Agreement dated November 23, 1994 between FTSI and Nordion providing amongst other things, the interest rate applicable to the entire indebtedness owing by FTSI to Nordion.

Pursuant to such Letter Agreement interest accrues on all outstanding indebtedness owed to FTSI to Nordion at the Barnett Bank (Florida) U.S. prime rate in effect from time to time plus 1%. Such Agreement further provides for Nordion's entitlement to convert all or any portion of FTSI's indebtedness to Nordion, into shares of FTSI.

Nordion hereby provides notice to FTSI, that it desires to convert into common shares of FTSI, $100,000 (U.S.) of FTSI's indebtedness to Nordion as at September 30, 1997. This conversion shall be effected at a price per shares of $0.80 (US). FTSI shall issue a share certificate to Nordion representing such shares (125,000 shares).

Conversion of Indebtedness of FTSI                                        Page 2
September 30, 1997



By signing this Letter Agreement, FTSI agrees to the conversion of the aforementioned interest into common shares of FTSI.

Yours very truly,



Frank M. Fraser
Vice President, Market Development



The foregoing is acknowledged and agreed this 30 day of Sept 1997.

FOOD TECHNOLOGY SERVICE INC.

by:
     --------------------------------------
     Pete Ellis, President & CEO


cc:  Brian Gilhooly
     Ben Butler